UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

It's Skinny, Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   May 19, 2022

Physical Address of Issuer:

13785 Research Boulevard, Suite 125, Austin, Texas 78750

Website of Issuer:

https://itsskinny.com

Is there a co-issuer? __X__ yes __ no.

Name of Co-Issuer:

It's Skinny Reg CF LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    November 14, 2023

Physical Address of Co-Issuer:

13785 Research Boulevard, Suite 125, Austin, Texas 78750

Website of Co-Issuer:

None

Current Number of Employees:

8

	Most recent fiscal year-end (2024)*	Prior fiscal year-end (2023)*
Total Assets	$2,705,644	$2,145,446
Cash & Cash Equivalents	$147,797	$483,136
Accounts Receivable	$448,812	$683,208
Short-term Debt	$1,869,993	$2,206,009
Long-term Debt	$2,741,670	$2,173,796
Revenues/Sales	$9,471,488	$7,866,304
Cost of Goods Sold	$5,866,062	$5,199,296
Taxes Paid	$0	$0
Net Income	$(2,631,186)	$(2,865,288)

* Reflects the financial results for the Company, It's Skinny, Inc., for the periods noted. Financials for the Company are attached hereto as Exhibit A and made a part hereof. The 2024 fiscal year end financials for the Crowdfunding SPV, It's Skinny Reg CF LLC, are attached hereto as Exhibit B and made a part hereof.

December 17, 2025

FORM C-AR

It's Skinny, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by It's Skinny, Inc., a Delaware corporation (the "**Company**," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://itsskinny.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold in the Company's Regulation Crowdfunding offerings by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is December 17, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

TABLE OF CONTENTS

SUMMARY

The following is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

It's Skinny, Inc. (the "**Company**") is a Delaware corporation, formed on May 19, 2022.

The Company is located at 13785 Research Boulevard, Suite 125, Austin, Texas 78750.

The Company's website is https://itsskinny.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company's business is to manufacture and sell low glycemic, gluten free, ketogenic pasta alternative products to consumers throughout North America under the brand name 'It's Skinny'. The Company's flagship product is a low carb, low calorie, and gluten free pasta called It's Skinny Pasta. The Company conducts business and sells its products and services in stores and through the internet throughout North America.

RISK FACTORS

Risks Related to the Company's Business and Industry

As a newly formed company, we have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were originally formed as SP Global, LLC, a Texas limited liability company, on January 23, 2020, converted to a Texas corporation, SP Global, Inc., effective September 15, 2020, and subsequently converted to a Delaware corporation effective May 19, 2022, and, accordingly, we have limited independent history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

Consumer acceptance and desire for existing and emerging healthy foods, snacks and beverages are continually changing and are extremely difficult to predict.

The Company is striving to be on the right side of this macro shift of increased consumer concerns about nutrition, healthy diets and food allergies that are ever changing. This brings to our business the risk that sales of our products may decline due to changes in consumer tastes or other reasons beyond the control of the Company. The consumer acceptance and resulting success of new products will be one of the keys to the success of the Company's business plan. There can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Issuer.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and updated products, we may not be able to maintain or increase our sales or achieve profitability.

We believe the Company has assembled a quality team to grow the Company. However, it is possible that the Company will not be able to successfully implement future components of the business model. If the Company is unable to operationalize future components of the business model, or the market does not respond positively to them, then our business plan may be at risk of failure despite any corrective actions we may take. Furthermore, as discussed above, the Company may make changes to its business, including its products and services, for any number of reasons and customers may choose to no longer purchase our products. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands.

We rely on other companies to provide ingredients and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of our products, or from whom we acquire such items, do not provide products or ingredients which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients customized to meet our requirements. The supply of ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase, and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase products and ingredients from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before products ship to our customers. Any issues of product labeling or safety, or allegations that our products are in violation of governmental regulations, could cause those products to be recalled. If our vendors fail to manufacture or import ingredients or products that adhere to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain products, or additional labor costs associated with readying products for sale.

Our products rely on independent certification that they are gluten-free.

We rely on independent certification of our gluten-free products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. The U.S. Food and Drug Administration (the "**FDA**") has defined the term "gluten-free," and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Our inability to secure, maintain and increase our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales to retail stores and their related websites, which have accounted for a substantial portion of our revenue. The success of our business is largely dependent on our continuing development of strong relationships with such stores. The loss of our relationship with any large retail partner could have a significant impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials on to our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us with a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding our intellectual property could be costly and time-consuming due to the complexity of our products and proprietary formulations that we are currently developing. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products or services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that we infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded services and adversely affect our business.

We may not be able to adequately protect our intellectual property. We may from time to time be required to institute litigation to enforce our intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our gross revenues, profitability, and business results regardless of whether we are able to successfully enforce our rights.

The Company's success depends on the experience and skill of its executive officers and key personnel.

In particular, we are dependent on Bryan Guadagno, our founder and Chief Executive Officer. The Company has or intends to enter into an employment agreement with Bryan Guadagno, however there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Bryan Guadagno, or any executive officer could harm the Company's business, financial condition, cash flow, and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The industry in which we operate, and the development and commercialization of our products, is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Changes in federal, state, local or international laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state and international level. In particular, the Company is subject to the rules and regulations of the FDA. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state, local and international laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, local or international laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, local and international laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Global crises and geopolitical events that are beyond the Company's control, such as COVID-19, the Russo-Ukrainian War, and the Israel-Hamas War, can have a significant adverse effect on the business and revenue of the Company.

Unforeseeable and/or uncontrollable events, such as the outbreak of diseases like COVID-19 and the conflict between Russia and Ukraine and Israel and Hamas, have the potential to negatively impact the Company's business operations. The Company is vulnerable to the occurrence of unpredictable and uncontrollable events, including but not limited to earthquakes, power shortages, telecommunication failures, water scarcity, floods, food and grain shortages, supply chain issues, hurricanes, typhoons, fires, extreme weather conditions, war, medical epidemics, or pandemics (such as the COVID-19 outbreak), as well as other natural or manmade disasters or disruptions to business activities. The manifestation of any of these disruptive events could have serious repercussions on our operational efficiency and financial stability, and result in escalated costs and expenses.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

It's Skinny, Inc. is a corporation formed in Delaware on May 19, 2022. The Company exists to make it easy to live better. We serve 1 in 7 underserved consumers in the keto, paleo, diabetic and celiac communities (and many more) by making low calorie and zero net carb pasta taste good. The Company's purpose is to manufacture and sell products to consumers throughout North America under the brand name 'It's Skinny'. The Company's flagship product is a low carb, low calorie, and gluten free pasta called It's Skinny Pasta.

Business Plan

It's Skinny serves more than 1 in 7 underserved consumers by making low calorie and zero net carb pasta taste good. It's Skinny Pasta is a low glycemic, gluten free, ketogenic pasta alternative with 4.5 calories per serving and 0 net carbs.

The Problem: Gluten-free does not mean "good for you". The gluten-free pasta category is dominated by high-calorie, high carbohydrate options. Wheat and grain pasta contains gluten. Legume-based pasta is high calorie, high carb, and not an option for low glycemic diets. Rice-based pasta is high calorie, high carb, and not an option for low glycemic diets.

The Solution: It's Skinny provides a fresh take that is more approachable than the competition with packaging that resonates with mainstream consumers. The Company targets distribution directly in the mainstream pasta aisle of the grocery store so that the product has high discoverability. The product has zero net carbs and is ready to eat right out of the bag. It's Skinny is changing the pasta aisle to meet huge consumer demand with its gluten free, keto, Paleo, low glycemic, 9 calorie pasta.

The Business: It's Skinny sells products to retail channels, through its ecommerce store, and on Amazon. The Company secures a significant margin on each sale to make a profit. At the time of this Form C-AR, It's Skinny has amassed a consumer base putting them in roughly 300,000 households in the United States along with achieving the following milestones:

- Repeat purchase rate >30% online
- Over 6,000 purchase subscribers
- 7,000+ stores activated for retail distribution
- 30,000+ social followers

18 Month Plan: It's Skinny intends to use proceeds from its securities offerings (deployed over 18 months) to enhance its velocity (the rate at which items are purchased from grocery store shelves) in key retail accounts. We expect to do that by winning additional consumers and also increasing the rate at which current consumers purchase and consume our product. We have a variety of different marketing tools at our disposal to accomplish this goal.

We expect the bulk of our growth over the next 18 months to come from the Company's current products: Spaghetti, Fettuccine, Angel Hair, Pappardelle, Orzo, Pearl Couscous, It's Skinny Mac, Soup Noodles, Cacio e Pepe, Truffle Parm Risotto, and rice blends fueled largely by enhanced brand awareness. With that said, we do plan to invest in new item launches digitally to increase average order value and enhance consumer experience for our most loyal customers.

Growth Thereafter: Our phase of growth following the 18 month plan is expected to come from a large national retail push for our four main SKUs along with a national retail push for innovation items that have successfully performed online. We also anticipate some international expansion coupled with continued product innovation testing for the digital environment.

The Company's Products and/or Services

Product / Service	Description	Current Market
It's Skinny Spaghetti	9 calorie, 0 net carb pasta alternative	North America
It's Skinny Fettuccine	9 calorie, 0 net carb pasta alternative	North America
It's Skinny Angel Hair	9 calorie, 0 net carb pasta alternative	North America
It's Skinny Orzo	9 calorie, 0 net carb pasta alternative	North America
It's Skinny Mac	5 net carbs, All of the Flavor	North America
It's Skinny Pappardelle	9 calorie, 0 net carb pasta alternative	North America
It's Skinny Soup Noodles	9 calorie, 0 net carb pasta alternative	North America
It's Skinny Pearl Couscous	9 calorie, 0 net carb pasta alternative	North America
Cacio e Pepe	3 net carbs and 2 grams of fiber per serving	North America
Truffle Parm Risotto	3 net carbs and 2 grams of fiber per serving	North America
It's That Simple White Rice Blend	Rice blend with 50% fewer carbs than conventional rice	North America
It's That Simple Brown Rice Blend	Rice blend with 50% fewer carbs than conventional rice	North America
It's That Simple Turmeric-Infused Rice Blend	Rice blend with 50% fewer carbs than conventional rice	North America
It's That Simple Chili-Infused Rice Blend	Rice blend with 50% fewer carbs than conventional rice	North America

Competition

The food and beverage consumer products markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, value and packaging are also important differentiating factors.

We face competition across our product lines from brands such as Miracle Noodle, Palmini, GoodWheat, Barilla, Banza, Raos, and De Cecco.

Customer Base

The majority of our revenue and customer base is through brick & mortar grocery retail sales, as well as Amazon sales and direct-to-consumer e-commerce.

Supply Chain

Although the Company is dependent upon certain third party vendors, including suppliers, the Company has access to alternative vendors and suppliers in the event its current third party vendors or suppliers are unable to provide manufacturing services or supplies or if any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third party vendor or supplier would cause a major disruption to its business, although it could cause short-term limitations or disruptions. Please see the section titled *"Risk Factors"* for additional considerations.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6592098	IT'S SKINNY	Standard Character Mark	August 11, 2020	December 14, 2021	US
TMA1244920	IT'S SKINNY	Standard Character Mark	February 11, 2021	July 19, 2024	CA
7616269	IT'S SKINNY MAC	Standard Character Mark	August 2, 2023	December 17, 2024	US
UK00003953691	IT'S SKINNY	Standard Character Mark	September 6, 2023	December 8, 2023	UK
7690573	FETTUTINI	Standard Character Mark	September 27, 2023	February 11, 2025	US
7678325	ENJOY PASTA REIMAGINED	Standard Character Mark	May 2, 2024	February 4, 2025	US
2822737	IT'S SKINNY	Standard Character Mark	October 3, 2024	February 17, 2025	Mexico
2822738	IT'S SKINNY MAC	Standard Character Mark	October 3, 2024	February 17, 2025	Mexico

99048667; 99048670; 99048673	IT'S	Standard Character Mark	February 20, 2025	N/A	US
2381417	IT'S	Standard Character Mark	February 20, 2025	N/A	CA
99048677; 99048681; 99048683	 IT'S THAT SIMPLE	Combined Mark	February 20, 2025	N/A	US
2381418	 IT'S THAT SIMPLE	Combined Mark	February 20, 2025	N/A	CA
2892685	 IT'S THAT SIMPLE	Combined Mark	February 20, 2025	July 14, 2025	Mexico
99048692; 99048686	WELCOME BACK TO THE TABLE	Standard Character Mark	February 20, 2025	N/A	US
2381419	WELCOME BACK TO THE TABLE	Standard Character Mark	February 20, 2025	N/A	CA
2892686	WELCOME BACK TO THE TABLE	Standard Character Mark	February 24, 2025	July 14, 2025	Mexico
99232971; 99232989; 99232999	FORK THE RULES	Standard Character Mark	June 13, 2025	N/A	US

In addition, the Company owns the following domain names:

9calories.com
eatsimple.com
itskinnypasta.com
itskinnyrice.com
itsskinny.biz
itsskinny.co
itsskinny.co.uk
itsskinny.com
itsskinny.me
itsskinny.net
itsskinny.org
itsskinny.us
itsskinnypasta.biz
itsskinnypasta.co
itsskinnypasta.com
itsskinnypasta.net
itsskinnypasta.org
itsskinnypasta.us
itsskinnyrice.net
itsthatsimple.shop
itsthatsimple.store
itsthatsimplefood.com
itsthatsimplefoods.com
pasta-reimagined.com
pastaimagined.com
pastareimagined.biz
pastareimagined.co
pastareimagined.com
pastareimagined.info
pastareimagined.net
pastareimagined.org
pastareimagined.us

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual property assignment and confidentiality agreements with the Company's employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities and international regulations. In particular, the Company is subject to the rules and regulations of the FDA. These laws and regulations are subject to change.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Other

The Company's principal address is 13785 Research Boulevard, Suite 125, Austin, Texas 78750.

The Company's principal place of business is in Austin, Texas.

The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Bryan Guadagno	Director, Chief Executive Officer, President and Secretary	Officer and Co-Founder at the Company	Bachelor of Science in Finance at Indiana University Kelley School of Business
Elad Barkan	Director	Director and Co-Founder at the Company	The Open University of Israel
Kip McClanahan	Director	General Partner at Silverton Partners	Bachelor of Science in Electrical Engineering at the University of Texas at Austin
Matthew Newman	Chief Commercial Officer	Chief Commercial Officer at the company; Executive Coach at Corner Cove Ranch; Senior VP of Customer Development at Good Foods Group, LLC	Bachelor of Science in Business Management and Human Resource Management at Western International University; Master of Arts in Organizational Leadership at Gonzaga University

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized Capital Stock consists of (i) 22,252,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which 19,665,606 shares with the par value of $0.0001 per share shall be a separate class designated as Class A Common Stock ("**Class A Common Stock**"), and 2,586,394 shares with the par value of $0.0001 per share shall be a separate class designated as Class B Common Stock ("**Class B Common Stock**"), and (ii) 7,488,200 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**", and together with the Common Stock, the "**Capital Stock**"), of which 4,255,400 shares shall be a separate class designated as Series A Preferred Stock, par value $0.0001 per share (the "**Series A Preferred Stock**"), 2,154,000 shares shall be a separate class designated as Series A-1 Preferred Stock, par value $0.0001 per share (the "**Series A-1 Preferred Stock**"), and 1,078,800 shares shall be a separate class designated as Series A-2 Preferred Stock, par value $0.0001 per share (the "**Series A-2 Preferred Stock**"). As of the date of this Form C-AR, 9,082,491 shares of Class A Common Stock, 523,170 shares of Class B Common Stock, 4,255,400 shares of Series A Preferred Stock, 981,933 shares of Series A-1 Preferred Stock, and 1,078,788 shares of Series A-2 Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding Capital Stock consists of:

Type	Class A Common Stock
Amount Outstanding	9,082,491
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Right to three (3) seats on the board of directors

Type	Class B Common Stock
Amount Outstanding	523,170
Par Value Per Share	$0.0001
Voting Rights	Non-voting; subject to proxy.
Anti-Dilution Rights	None.
Other Rights	N/A

Type	Series A Preferred Stock
Amount Outstanding	4,255,400
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Preferred Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $0.890251 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended; (f) Protective provisions so long as at least 25% of the initially issued shares of Preferred Stock remain outstanding; (g) Holders of greater than a specified number of Preferred Stock are qualified as Major Investors and have additional rights.

Type	Series A-1 Preferred Stock
Amount Outstanding	981,933
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Preferred Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $2.32136 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement; under the Securities Act of 1933, as amended; (f) Protective provisions so long as at least 25% of the initially issued shares of Preferred Stock remain outstanding; (g) Holders of greater than a specified number of Preferred Stock are qualified as Major Investors and have additional rights.

Type	Series A-2 Preferred Stock
Amount Outstanding	1,078,788
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Preferred Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $1.17673 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement; under the Securities Act of 1933, as amended; (f) Protective provisions so long as at least 25% of the initially issued shares of Preferred Stock remain outstanding; (g) Holders of greater than a specified number of Preferred Stock are qualified as Major Investors and have additional rights.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	336,900
Voting Rights	The holders of warrants are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Valuation cap of $20,000,000

Type	Warrant to Purchase Series A-1 Preferred Stock
Shares Issuable Upon Exercise	51,274
Voting Rights	The holders of warrants are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Valuation cap of $20,000,000

Type	Options to Purchase Common Stock Issued Under the 2022 Equity Incentive Plan
Shares Issuable Upon Exercise	1,490,409
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.

Type	2025 Series Convertible Promissory Notes
Principal Amount Outstanding	$1,950,000.00
Voting Rights	The holders of Convertible Promissory Notes are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Interest rate is equal to 4.05% per annum from the date of each such Convertible Promissory Note to the maturity date of each respective Convertible Promissory Note, which is the 3 year anniversary of the respective grant date. The Convertible Promissory Notes will automatically convert upon a qualified financing of at least $1,000,000. The holders of the Convertible Promissory Notes also have the option to convert at any time after the maturity date upon election by a majority in interest of the holders.

Outstanding Debt

In addition to trade payables and other short term debt incurred in the ordinary course of business, such as credit cards, the Company is party to a credit facility with Decathlon Alpha V, L.P. in the current amount of $3,000,000 (the "**Decathlon Facility**"). As of the date of this Form C-AR, the Company has drawn $3,000,000 of the Decathlon Facility.

The Company is also party to a factoring financing line with Spring Cash and certain investors, collectively, for up to $600,000 (the "**Factoring Line**"). As of the date of this Form C-AR, the Company has drawn $300,000 of the Factoring Line from those certain investors and approximately $45,000 of the Factoring Line from Spring Cash.

Additionally, the Company is party to a purchase order financing line with Spring Cash in the amount of $284,367.52 as of the date of this Form C-AR.

Lastly, the Company is party to the 2025 Series Convertible Promissory Notes, which possess an interest rate equal to 4.05% per annum. Please see the section titled "*Outstanding Options, Safes, Convertible Notes, Warrants*" for more information.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$276,500	310,100	Product development; general corporate purposes	October 8, 2021 (last date of issue)	Section 4(a)(2)
Series A Preferred Stock	$3,042,000	3,417,000	Product development; general corporate purposes	May 19, 2022 (last date of issue)	Regulation D, Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$471,000	528,300	Product development; general corporate purposes	April 16, 2022 (last date of issue)	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$1,269,444	None.	Product development; general corporate purposes	December 1, 2023 (last date of issue)	Section 4(a)(2)
Class B Common Stock	$1,224,641.29	523,170	Product development; general corporate purposes	June 5, 2024 (last date of issue)	Section 4(a)(6)
Series A-1 Preferred Stock	$2,279,420.04	981,933	Product development; general corporate purposes	December 23, 2024 (last date of issue)	Regulation D, Rule 506(c)
Series A-2 Preferred Stock	$2,504,255.32	1,078,788	Product development; general corporate purposes	June 20, 2024 (last date of issue)	Section 3(a)(9)

2025 Series Convertible Promissory Notes	$1,950,000.00	None.	Product development; general corporate purposes	December 5, 2025 (last date of issue)	Section 4(a)(2)

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
IT Fund I, a series of Elevator Studio Syndicate, LP	3,417,000 shares of Series A Preferred Stock	21.461% of the outstanding ownership
SP True Food Holdings, LLC	4,998,200 shares of Series A Preferred Stock	31.392% of the outstanding ownership

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of December 31, 2023, the Company had an aggregate of $483,136 in cash and cash equivalents. As of December 31, 2024 the Company had an aggregate of $147,797 in cash and cash equivalents.

Liquidity and Capital Resources

The proceeds expected from the Company's recent Regulation Crowdfunding offering are essential to our operations. We plan to use the proceeds as set forth in the section titled "*Use of Proceeds*" in the offering's Form C, which is an indispensable element of our business strategy.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

We anticipate the Company will be able to operate for one (1) year, based on a monthly burn rate of $135,000 as of November 2025 for expenses related to advertising and marketing, payroll, benefits & professional fees, and other corporate expenses.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A and Exhibit B for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The following transaction may present a conflict of interest:

The Company has issued a SAFE (Simple Agreement for Future Equity) in the amount of $50,000 to the brother of Elad Barkan, a director of the Company. This SAFE converted in connection with the Company's Series A-1 Preferred Stock financing.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Furthermore, I, Bryan Guadagno, certify that the financial statements of It's Skinny, Inc. and It's Skinny Reg CF LLC included in this Form C-AR are true and complete in all material respects.

/s/ Bryan Guadagno
_____
(Signature)

Bryan Guadagno
_____
(Name)

Chief Executive Officer and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Bryan Guadagno
_____
(Signature)

Bryan Guadagno
_____
(Name)

Chief Executive Officer and Director
_____
(Title)

December 17, 2025
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Kip McClanahan
(Signature)

Kip McClanahan
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kip McClanahan
(Signature)

Kip McClanahan
(Name)

Director
(Title)

December 17, 2025
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Elad Barkan
(Signature)

Elad Barkan
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Elad Barkan
(Signature)

Elad Barkan
(Name)

Director
(Title)

December 17, 2025
(Date)

EXHIBIT A

Company Unaudited Financial Statements



It's Skinny, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
It's Skinny, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 19, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	147,797	483,136
Accounts Receivable	448,812	683,208
Prepaid Expenses	90,911	51,565
Inventory	1,887,906	841,922
Other	4,200	16,229
Total Current Assets	2,579,626	2,076,060
Non-current Assets		
Office Furniture, net of Accumulated Depreciation	6,128	6,386
Intangible Asset: Website	60,000	-
Right of Use Asset - Office	59,890	63,000
Total Non-Current Assets	126,018	69,386
TOTAL ASSETS	2,705,644	2,145,446
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,176,606	1,249,208
Accrued Expenses	64,576	59,861
Note Payable - Current Portion	68,533	396,347
Accrued Interest	511,269	450,193
Current Portion of Lease Liability	49,009	50,400
Total Current Liabilities	1,869,993	2,206,009
Long-term Liabilities		
Future Equity Obligations	1,269,414	1,269,414
Non-Current Portion of Lease Liability	8,384	12,600
Note Payable - Long-Term Portion	1,463,872	891,782
Total Long-Term Liabilities	2,741,670	2,173,796
TOTAL LIABILITIES	4,611,663	4,379,805
Commitments and Contingencies (Note 4)		
EQUITY		
Series A Preferred Stock	426	426
Series A-1 Preferred Stock	98	-
Series A-2 Preferred Stock	108	-
Class A Common Stock	899	899
Class B Common Stock	52	-
Additional Paid in Capital	8,690,693	5,731,426
Treasury Stock	(12,025)	(12,025)
Accumulated Deficit	(10,586,270)	(7,955,085)
Total Equity	(1,906,019)	(2,234,359)
TOTAL LIABILITIES AND EQUITY	2,705,644	2,145,446

Statement of Operations

	Year Ended December 31,	
	2024	2023
Revenue	9,471,488	7,866,304
Cost of Revenue	5,866,062	5,199,296
Gross Profit	3,605,427	2,667,008
Operating Expenses		
Advertising and Marketing	2,602,283	2,035,142
General and Administrative	3,558,704	2,977,534
Research and Development	2,800	6,797
Rent and Lease	51,693	58,748
Depreciation	2,359	2,101
Total Operating Expenses	6,217,838	5,080,321
Operating Income (loss)	(2,612,412)	(2,413,313)
Other Expense		
Interest Expense	11,274	451,975
Settlement Expense	7,500	-
Total Other Expense	18,774	451,975
Earnings Before Income Taxes	(2,631,186)	(2,865,288)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(2,631,186)	(2,865,288)

Statement of Cash Flows

	Year Ended December 31,	
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	(2,631,186)	(2,865,288)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,359	2,101
Accounts Payable and Accrued Expenses	(67,886)	538,437
Inventory	(1,045,983)	300,857
Accounts Receivable	234,397	(20,741)
Accrued Interest	61,076	450,193
Operating Lease Liability	(2,497)	-
Prepaid Expenses and Other Assets	(27,319)	30,313
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(845,854)	1,301,160
Net Cash provided by (used in) Operating Activities	(3,477,039)	(1,564,127)
INVESTING ACTIVITIES		
Furniture	(2,101)	-
Website	(60,000)	-
Security Deposits	-	(4,900)
Net Cash provided by (used by) Investing Activities	(62,101)	(4,900)
FINANCING ACTIVITIES		
Proceeds from Future Equity Obligations	-	269,414
Proceeds from Notes Payables, net of Repayments	244,276	581,101
Proceeds from Class B Common Stock	52	-
Proceeds from Series A-1 & A-2 Preferred Stock	206	-
Proceeds from Additional Paid-in Capital	2,959,267	-
Net Cash provided by (used in) Financing Activities	3,203,801	850,515
Cash at the beginning of period	483,136	1,201,649
Net Cash increase (decrease) for period	(335,340)	(718,512)
Cash at end of period	147,797	483,136

Statement of Changes in Shareholder Equity

	Series A Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Class A Common Stock		Class B Common Stock		APIC	Treasury Stock	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount				
Balance at 1/1/2023	4,255,400	426	-	-	-	-	8,986,300	899	-	-	5,731,426	(12,025)	(5,089,797)	630,929
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	(2,865,288)	(2,865,288)
Balance 12/31/2023	4,255,400	426	-	-	-	-	8,986,300	899	-	-	5,731,426	(12,025)	(7,955,085)	(2,234,359)
Issuance of Stock	-	-	981,933	98	1,078,788	108	-	-	523,170	52	2,959,267	-	-	2,959,525
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	(2,631,186)	(2,631,186)
Balance 12/31/2024	4,255,400	426	981,933	98	1,078,788	108	8,986,300	899	523,170	52	2,959,267	-	(2,631,186)	(1,906,019)

It's Skinny, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

It's Skinny, Inc. ("the Company") was originally formed in Texas on January 23rd, 2020, as a limited liability company before converting to a Texas C-Corporation under the name SP Global, Inc. in September of 2020. On May 19th, 2022, SP Global, Inc. converted to a Delaware C-Corporation under its current name. The Company is located in Austin, Texas and sells pasta alternative products under the brand name, It's Skinny. The Company maintains retail and wholesale accounts, and sells directly to consumers through a variety of online channels.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, It's Skinny Reg CF, LLC a Delaware entity formed in 2023. All significant intercompany transactions are eliminated

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment and the price is fixed or determinable. No other significant obligations of the Company exist and collectability is reasonably assured.

Inventory

The Company had an inventory balance of $1,887,906 as of December 31st, 2024, primarily consisting of finished goods inventory. The Company's inventory is stated at the lower of cost or market using the FIFO (First-In, First-Out) method of accounting.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Office Furniture	7	14,707	(8,579)	-	6,128
Grand Total	**-**	**14,707**	**(8,579)**	**-**	**6,128**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2023	-	$-
Granted	871,600	$0.1982
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2023	871,600	$0.1982

Granted	-	$-
Exercised	-	$-
Expired/cancelled	(150,000)	$0.1982
Total options outstanding, December 31, 2024	721,600	$0.1982
Options exercisable, December 31, 2024	267,936	$0.1982

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2023	-	$-
Granted	871,600	$-
Vested	(54,937)	$-
Forfeited	-	$-
Nonvested options, December 31, 2023	816,663	$-
Granted	-	$-
Vested	(212,999)	$-
Forfeited	(150,000)	$-
Nonvested options, December 31, 2024	453,664	$-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2023 and 2024 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase stock of the Company, all of which were exercisable, at December 31, 2024:

Exercise Price	Number Outstanding	Expiration Date	Stock Type
0.890251	336,900	5/19/2032	Common Stock
2.32136	51,274	11/21/2034	Series A-1 Preferred Stock
	388,174		

A summary of the warrant activity for the year ended December 31, 2024 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2023	-	-
Grants	336,900	0.890251
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2023	336,900	0.890251
Grants	51,274	2.321360
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2024	388,174	1.079287
Vested and expected to vest at December 31, 2024	388,174	1.079287
Exercisable at December 31, 2024	388,174	1.079287

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations.

In April 2025, the Company entered into a confidential settlement agreement to resolve all claims related to an alleged injury arising from the consumption of a product purchased on Amazon.com in December 2022. Under the agreement, the Company and other named parties denied any admission of liability and agreed to pay the claimant $550,000 in exchange for a full release of all known and unknown claims, including related medical, hospital, disability, and insurance claims. The settlement had no financial impact to the Company as it was fully covered by insurance.

The Company has a verbal agreement with its warehousing vendors that if a situation arises whereupon the vendors are not paid by the Company, the warehousing vendors may liquidate any held inventory to pay the outstanding bills. As of December 31, 2024, the Company is current on all warehousing vendor payments and it is the opinion of management that there is adequate cash flow with respect to these vendor bills.

The Company received a letter from a third party regarding the use of the term "rice" in its digital assets. The Company subsequently updated all digital assets to replace "rice" with "orzo" and considers the matter closed with no further action anticipated.

<u>Leases</u>

The Company leases its office space requiring monthly payments of $4,200. The current lease expires on March 31st, 2026. The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ended 31-Dec-24
Operating lease expense	89,903
Total	89,903

Other Information

Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	92,400
ROU assets obtained in exchange for new operating lease liabilities	141,721
Weighted-average remaining lease term in years for operating leases	1.25
Weighted-average discount rate for operating leases	4.5%

Maturity Analysis	Operating
2025-12	50,400
2026-12	8,400
2027-12	-
2028-12	-
2029-12	-
Thereafter	-
Total undiscounted cash flows	58,800
Less: present value discount	(1,407)
Total lease liabilities	57,393

The Company entered into a legally, non-binding monthly virtual office rental agreement for which they pay $101 a month. The lease is cancelable with 30-days notice.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into a revenue loan agreement with a third party in 2022, containing an advance maximum of $2,000,000. The loan is secured per a collateral agreement and the third-party entity has a first priority lien on the business. Repayment of the loan is based on a percentage of revenue, beginning with payments equaling 3.25% of the Company's revenue for the prior month. This applicable revenue percentage increases annually, beginning January 1, 2024, with an ending rate of 5.75% by March 15, 2027, when the loan matures. The maximum loan of $2,000,000 was expected to be advanced by October 2023. Minimum interest rates associated with the loan begin at 0.25x the amount advanced and increase over the term of the loan to 1.00x the amount advanced at maturity. At maturity, $2,000,000 principal and $2,000,000 of interest is estimated to be paid to the third-party entity over the term of the loan, for a total estimated cash outlay of $4,000,000 at March 15, 2027. The total ending balance of the loan, including principal and accrued interest, was $1,738,322 as of December 31, 2023. In 2024, the maximum draw was increased to $2,500,000, and an additional advance of $250,000 was made on October 2, 2024, under an amended revenue loan and security agreement with the same lender. The total ending balance of the loan, including principal and accrued interest, was $2,043,674 as of December 31st, 2024.

Estimated Debt Principal Maturities
5 Years Subsequent to 2024

Year	Amount
2025	68,533
2026	214,156
2027	1,249,716
2028	-
2029	-
Thereafter	-

SAFE Agreements

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered into were $20M.

NOTE 6 – EQUITY

In May 2022, the Company converted to a Delaware Corporation, at which point the number of authorized shares were 150,000 shares of Common Stock and 46,000 shares of Series A Preferred Stock.

At the end of 2023, the Company amended its articles of incorporation. The Company's authorized Capital Stock consists of 14,501,484 shares of common stock, par value $0.0001 per share, of which 11,915,090 were designated as Class A Common Stock and 2,586,394 were designated as Class B Common Stock, and 4,255,400 shares of Series A Preferred Stock, par value $0.0001 per share. As of December 31st, 2023, 8,986,300 shares of Class A Common Stock and 4,255,400 shares of Series A Preferred Stock were issued and outstanding.

In 2024, the Company amended its articles of incorporation to increase the authorized capital stock. As of December 31, 2024, the Company was authorized to issue 19,665,606 shares of Class A Common Stock, of which 8,986,300 shares were issued and outstanding, and 2,586,394 shares of Class B Common Stock, of which 523,170 shares were issued and outstanding. The Company was also authorized to issue 4,255,400 shares of Series A Preferred Stock, all of which were issued and outstanding at an original issue price of $0.890251; 2,154,000 shares of Series A-1 Preferred Stock, of which 981,933 shares were issued and outstanding at an original issue price of $2.3214; and 1,078,800 shares of Series A-2 Preferred Stock, of which 1,078,788 shares were issued and outstanding at an original issue price of $1.17673. All share classes have a par value of $0.0001 per share.

Voting: Class A Common Stockholders are entitled to one vote per share. Class B Common Stockholders are not entitled to vote. All Preferred Stockholders are entitled to vote together with Class A Common Stock as a single class on an as-converted basis.

Dividends: The holders of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock are entitled to receive, prior to and in preference to any declaration or payment of dividends on Common Stock, dividends in an amount per share equal to the amount payable on the number of shares of Class A Common Stock into which such Preferred Stock is then convertible, when and if declared by the Board of Directors. No dividends shall be paid on any class or series of capital stock unless the holders of Preferred Stock then outstanding receive, simultaneously with such payment, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the dividend payable on the class or series of capital stock into which such Preferred Stock is convertible, calculated on an as-converted basis. As of December 31st, 2024, no dividends had been declared.

Conversion Rights: Each share of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock is convertible, at the option of the holder, at any time, into Class A Common Stock at the then-effective conversion price, initially equal to the applicable Original Issue Price, subject to adjustment as provided in the Certificate of Incorporation. Conversion is on a one-for-one basis, subject to proportionate adjustments for stock splits, stock dividends, and similar events. No fractional shares of Class A Common Stock will be issued upon conversion; in lieu thereof, the Company will pay cash for any fractional share amount.

Liquidation Rights: In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, or a deemed liquidation event, holders of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock are entitled to receive, prior to any distribution to holders of Common Stock, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any declared but unpaid dividends, or (ii) the amount such holder would have received if all shares of such series had been converted to Class A Common Stock immediately prior to the event. The Original Issue Prices are $0.890251 per share for Series A Preferred Stock, $2.3214 per share for Series A-1 Preferred Stock, and $1.17673 per share for Series A-2 Preferred Stock. If the assets available for distribution are insufficient to pay the full liquidation preference, such assets shall be distributed ratably among the holders of Preferred Stock in proportion to their respective preference amounts. Any remaining assets after payment of the Preferred Stock liquidation preference shall be distributed pro rata to holders of Class A Common Stock and Class B Common Stock, with Class B having no voting rights but sharing equally in liquidation proceeds with Class A. All series of Preferred Stock rank pari passu in liquidation.

Treasury Stock

In October 2020, the Company entered into a stock repurchase agreement whereby 16,000 shares of Class A Common Stock were repurchased at $0.50 per share. Treasury Stock was recorded in the amount of $8,000. In March 2021, the Company entered into a stock repurchase agreement whereby 8,050 shares of Class A Common Stock were repurchased at $0.50 per share. Treasury Stock was recorded in the amount of $4,025, resulting in a total ending balance of $12,025 as of December 31, 2024 and 2023.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 19, 2025, the date these financial statements were available to be issued.

The Company raised additional net proceeds of $1,088,830 via it's crowdfunding offering. The amounts raised were deposited directly into the operating bank account of It's Skinny, Inc in exchange for Class B non-voting common stock at an issuance price of $2.32 per share.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

It's Skinny Reg CF LLC Unaudited Financial Statements

It's Skinny Reg CF LLC. (the "Company") a Delaware LLC

Financial Statements and
Accountant's Compilation Report

Years Ended December 31st, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

ACCOUNTANT'S COMPILATION REPORT

To Management
It's Skinny Reg CF LLC.

Management is responsible for the accompanying financial statements of It's Skinny Reg CF LLC., which comprise the statement of financial position as December 31, 2024 and 2023, and the related statement of operations, shareholders' equity, and statement of cash flows for the years ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 19, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Escrow Receivable for Investments in Affiliate Entity	31,716	31,716
Total Current Assets	31,716	31,716
TOTAL ASSETS	31,716	31,716
LIABILITIES AND EQUITY		
TOTAL LIABILITIES	-	-
Commitments and Contingencies (Note 4)		
EQUITY		
Member's Capital	33,983	33,983
Offering Costs	(2,267)	(2,267)
Total Equity	31,716	31,716
TOTAL LIABILITIES AND EQUITY	31,716	31,716

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Income (loss)	-	-
Net Income (loss)	-	-

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	-	-
Net Cash provided by (used in) Operating Activities	-	-
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Net Cash provided by (used in) Financing Activities	-	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-
Non-cash Financing and Investing Activity		
Cash held in Escrow	31,716	31,716

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	**Offering Costs**	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 11/14/2023 (inception)	-	-	-	-
Capital Contributions	33,983	(2,267)	-	31,716
Ending Balance 12/31/2023	33,983	(2,267)	-	31,716
Ending Balance 12/31/2024	33,983	(2,267)	-	31,716

It's Skinny Reg CF LLC
Notes to the Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

It's Skinny Reg CF LLC ("the Company") was formed in Delaware on November 14th, 2023. The Company was formed as an investment vehicle to receive funds from investors via crowdfunding. The Company will use the funds to acquire and become the holder of record for certain interests in the issuing entity.

The Company will have no other business operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company is an LLC and has a single class of ownership interest. The interests that will be owned by investors will mirror the investment in the issuing entity had they invested directly in the issuing entity itself.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 19, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.